

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE



05046132

February 28, 2005

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2005

Re: Viacom Inc.

Dear Mr. Fricklas:

This is in regard to your letter dated February 25, 2005 concerning the shareholder proposal submitted by Ellen Manchester for inclusion in Viacom's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Viacom therefore withdraws its January 24, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Conrad B. MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Matthew D. Morgeson
Vice President, Counsel
Corporate Transactions and Securities

Tel 212 846 4728
Fax 212 846 1433
email: matthew.morgeson@viacom.com

VIACOM

VIA AIRBORNE EXPRESS

January 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

Kindly acknowledge receipt of the enclosed documents by date-stamping the attached copy of the letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Matthew D. Morgeson
Vice President, Counsel

Encl.

468554

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Matthew D. Morgeson
Vice President, Counsel
Corporate Transactions and Securities

Tel 212 846 4728
Fax 212 846 1433
email: matthew.morgeson@viacom.com



VIA AIRBORNE EXPRESS

January 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

Viacom Inc., a Delaware corporation (the "Company"), is filing this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by The As You Sow Foundation ("As You Sow"), which Proposal was submitted for inclusion in the proxy statement and form of proxy (together, the "Proxy Materials") to be distributed to the Company's stockholders in connection with its 2005 annual meeting of stockholders (the "Annual Meeting"). A copy of the Proposal, as well as the correspondence with As You Sow, is attached hereto as Exhibit A. The Company respectfully requests the advice of the Division of Corporation Finance (the "Staff") that it will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below.

The Company intends to file its definitive Proxy Materials for the Annual Meeting with the Commission on or about April 15, 2005, and the Company's Annual Meeting is scheduled to occur on May 26, 2005.

Background

The Proposal requests that the Company's Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, on (i) the impact on adolescent health arising from their exposure to smoking in movies or other programming that the Company has released or distributed and (ii) any plans to minimize such impacts in the future.

In its submission of the Proposal to the Company dated December 15, 2004, As You Sow informed the Company that it represented Ellen Manchester, who is a stockholder of Viacom Class A common stock, and was filing the Proposal on her behalf. The correspondence enclosed a letter from Ms. Manchester authorizing As You Sow to file the Proposal on her behalf. The correspondence also enclosed a letter from Ms. Manchester's broker confirming that she has owned 55 shares of Viacom Class A common stock for the past year. Ms. Manchester stated her intention to hold the shares through the date of the Annual Meeting, and As You Sow stated that a representative of the filer would present the Proposal at the Annual Meeting. Accordingly, it appears that As You Sow is authorized to represent Ms. Manchester and that Ms. Manchester has satisfied the eligibility and procedural requirements of Rule 14a-8.

Discussion

The Proposal is properly excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations

Rule 14a-8(i) sets forth grounds on which a company may rely to exclude a shareholder proposal if such proposal otherwise complies with the eligibility and procedural requirements of Rule 14a-8. One of these grounds, set forth in Rule 14a-8(i)(7), is that the proposal deals with a matter relating to the company's "ordinary business operations." The Staff has considered no-action requests many times before relating to shareholder proposals to review the correlation between youth smoking and the depiction of smoking in films and television programs and has consistently found that proposals addressing the nature, presentation and content of programming and film production involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7).

In *The Walt Disney Company* (November 10, 1997), a proposal requesting that the Board of Directors "initiate a thorough and independent review of various matters relating to the depiction of smoking in the Company's motion pictures and television programs," including "the way tobacco is portrayed" and what influence such films and programs "may have on youth attitudes and behaviors related to smoking," was allowed to be omitted from the registrant's proxy materials under rule 14a-8(c)(7) after the Staff concluded that the proposal related to "the Company's ordinary business operations (i.e. the nature, presentation and content of programming and film production)." The Staff reaffirmed its view last year in *Time Warner, Inc.* (February 6, 2004) when it concluded that a similar proposal requiring the formation of a committee of directors to "review data linking tobacco use by teens with tobacco use in [the company's] youth-rated movies" and to "propose a series of 'findings' aimed at eliminating smoking or tobacco promotion in the Company's films and television programs" was similarly excludable under Rule 14a-8(i)(7) as related to "ordinary business operations (i.e., the nature, presentation and content of programming and film production)." [1]

Moreover, the Staff has restated its position on this subject twice in the past two months in considering proposals that were virtually identical to the Proposal. In *General Electric Company* (January 10, 2005) and *The Walt Disney Company* (December 7, 2004), the Staff permitted the exclusion of proposals that were exactly the same as the Proposal submitted by As You Sow (the only variation being references in the supporting statements of each proposal to company-specific statistics regarding the incidence of smoking in live action films between 1999 and 2003).[2] In each case, the Staff agreed that the proposal could be omitted from the registrant's proxy materials under Rule 14a-8(i)(7) because it related to the company's ordinary business operations and involved the nature, presentation and content of programming and film production. See *General Electric Company* (January 10, 2005) and *The Walt Disney Company* (December 7, 2004).

The Proposal submitted by As You Sow clearly relates to the content of the Company's films and television programming and the manner in which certain of the Company's key lines of business are conducted and, as a result, is not appropriate subject material for a shareholder proposal. The production, distribution and broadcasting of films and television programs are a core part of the Company's business. The Company produces programming for its television broadcast networks (CBS and UPN), its television stations and its cable networks, which include MTV Music Television, Showtime, Nickelodeon/Nick at Nite and BET. In addition, the Company produces and distributes films and television programs domestically and internationally through its Paramount, CBS and King World divisions. The Company's policies for the selection, development, production, distribution and broadcasting of its films and television programs, and its decisions relating thereto, are a fundamental part of its business operations.

In addition, because preparation of a report of the type mandated by the Proposal is not part of the Company's ordinary business operations, the imposition of such a requirement on the Company could divert considerable financial and managerial resources from the operation of the Company's core businesses. The Company believes that determinations with respect to the allocation of its resources fall within the parameters of its ordinary business operations.

We believe that the Company's conclusion to exclude the Proposal from the Proxy Materials is consistent with the Staff's repeatedly expressed position that proposals seeking to regulate the nature, presentation and content of programming and film production involve "ordinary business operations" and are properly excludable under Rule 14a-8(i)(7).

[1] The Staff has also expressed this view with respect to similar proposals in the context of advertising. In *Gannett Co. Inc.* (March 18, 1993), the shareholder proposal asked that Gannett prepare a report that evaluated "consumer perceptions of cigarette advertisements placed on Gannett billboards and in Gannett newspapers." The Staff determined that the report related to the ordinary business operations of the company as it involved the "nature, presentation and content of news and advertising." Similarly, in *Time Warner, Inc.* (January 18, 1996), *Times Mirror Company* (January 16, 1996), and *Tribune Company* (December 28, 1995), proposals requesting that the board of directors of each of these companies voluntarily create a policy to become proactive in the efforts of the companies to stop youth from smoking were permitted to be excluded in reliance on Rule 14a-8 as relating to the conduct of ordinary business operations.

[2] In fact, As You Sow was also a co-sponsor of the proposal discussed in *The Walt Disney Company* (December 7, 2004).

The Proposal is properly excludable under Rule 14a-8(i)(3) because it is vague and indefinite

Rule 14a-8(i)(3) provides that a shareholder proposal may be properly excluded if the proposal is contrary to any of the SEC's proxy rules. The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite, and therefore, potentially misleading. In *Philadelphia Electric Co.* (July 30, 1992), the Staff agreed to exclude a proposal relating to the election of a committee of shareholders to consider and present plans to the board of directors on the basis that the proposal was so inherently vague and indefinite that neither the Company's shareholders on the one hand, nor the Company's board of directors or management on the other hand, would be able to determine exactly what actions or measures would be required in the event the proposal was adopted. See also *Alcoa, Inc.* (December 24, 2002) (proposal requesting company commit "to the full implementation of [a set of] human rights standards" and a program to monitor compliance with such "standards" was excludable as vague and indefinite under Rule 14a-8(i)(3)).

The Staff has also applied this view in a recent line of no-action letters which permitted the exclusion of proposals requesting preparation of GRI-based sustainability reports on the basis that the proposals were vague and indefinite under Rule 14a-8(i)(3). See *ConAgra Foods, Inc.* (July 1, 2004); *The Kroger Co.* (March 19, 2004); and *Smithfield Foods, Inc.* (July 18, 2003). In their respective arguments to the Staff seeking to exclude the proposals, ConAgra Foods pointed out that "the proposal does not inform stockholders of what the company would be required to do if the proposal were approved;" Kroger contended that the proposal was so vague as to "not provide adequate guidance as to what information a company should gather and disclose;" and Smithfield Foods argued that "the lack of specificity makes it impossible for the [c]ompany to know how it should attempt to comply with the will of the shareholders if they were to approve the [p]roposal." Furthermore, the Staff confirmed its position with respect to the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(3) only a few months ago in Staff Legal Bulletin No. 14B (September 15, 2004) and instructed that exclusion of a proposal may be appropriate if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

As with the proposals referenced above, the Proposal is sufficiently vague and indefinite as to warrant exclusion. Specifically, the Proposal does not explain what "impact" it is seeking to measure or how such "impact" is to be measured. It does not specify the methods to be used to collect and evaluate information or the scope of the report sought. The Proposal also does not specify what time period is to be measured or how much time the Company may take to prepare the report. In short, the Proposal does not allow the Company's stockholders to determine with a reasonable degree of certainty what they are being asked to approve or provide the Company with sufficient guidance to determine with reasonable certainty exactly what actions or measures the Proposal would require if adopted. The Proposal should therefore be excludable as vague and indefinite under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its conclusions that it may exclude the Proposal from the Company's 2005 Proxy Materials in reliance on Rule 14a-8(i)(7), or in the alternative, Rule 14a-8(i)(3). The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to As You Sow.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099. If the Staff is unable to concur with the Company's conclusions with respect to the excludability of the Proposal, the Company respectfully requests the opportunity to discuss the Proposal with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,



Michael D. Fricklas

EXHIBIT A



As You Sow

Tel: (415) 391-3212 A Foundation Planting Seeds for Social Change Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

Dec. 15, 2004

Sumner M. Redstone
CEO
Viacom Inc.
1515 Broadway
New York, N.Y. 10036

Via overnight mail

Dear Mr. Redstone:

As You Sow Foundation is a non-profit organization whose mission is to promote corporate social responsibility. We represent Ellen Manchester, a shareholder of Viacom stock.

Your Paramount Pictures division produces and distributes films. We are concerned about data indicating a direct relationship between increasing levels of depiction of cigarette smoking in motion pictures and smoking initiation in teenagers. A recent Dartmouth Medical School study published in *The Lancet* found that those teens who saw the most smoking in movies were three times more likely to start smoking than those who saw the least. I have received no response to our letter dated Sept. 20, 2004 sent to your attention asking for a dialogue on this issue.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Also attached is a client authorization letter and proof of ownership letter. A representative of the filer will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please contact me if you have questions or would like to discuss this matter further.

Sincerely,

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

Attachments

PiperJaffray.

Suite 2200, 345 California Street, San Francisco, CA 94104-2606
Tel: 415 984-3600 | Toll Free: 800 247-7834 | Fax: 415 984-3601
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

Dec. 15, 2004

To Whom It May Concern:

This letter is to confirm that Ellen Manchester and Robert Dawson are the beneficial owner of 55 Class A shares of Viacom. The shares are held in street name at Piper Jaffray Philanthropic & Social Investment Consulting.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,



Thomas Van Dyck, CIMA
Senior Investment Consultant

Dec. 10, 2004

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

I authorize As You Sow to file a shareholder resolution on my behalf at Viacom requesting the company to report to shareholders on the impact on adolescent health arising from their exposure to smoking in movies the company has released or distributed, and any plans to minimize such impacts in the future.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of this shareholder resolution. I understand my name may appear on the corporation's proxy statement as a filer of the aforementioned resolution.

I am the beneficial owner of Viacom Class A stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2005.

Sincerely,



12/10/04

Ellen Manchester

VIACOM / PARAMOUNT PICTURES
HEALTH IMPACTS ON YOUTH WATCHING SMOKING IN OUR MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 50% of its PG-rated movies, 82% of its PG-13 movies, and 83% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

VIACOM, INC.
Legal Department
1515 Broadway, 51st Floor
New York, New York 10036

FACSIMILE COVER SHEET

To: **Conrad B. MacKerron**
Company: As You Sow
Phone: 415-391-3212
Fax: 415-391-3245

From: **Matt Morgeson**
Company: Viacom Inc.
Phone: 212-846-4728
Fax: 212-602-0148

Date: January 11, 2005
Pages including this cover page: 18

Re: Shareholder Proposal

MESSAGE CONFIRMATION JAN-11-2005 12:51 PM TUE

FAX NUMBER : 12122586134
NAME : LEGAL DEPT 51

NAME/NUMBER : 914153913245
PAGE : 18
START TIME : JAN-11-2005 12:44PM TUE
ELAPSED TIME : 06'50"
MODE : STD ECM
RESULTS : [O.K]

VIACOM, INC.
Legal Department
1515 Broadway, 51st Floor
New York, New York 10036

FACSIMILE COVER SHEET

To: **Conrad B. MacKerron**
Company: As You Sow
Phone: 415-391-3212
Fax: 415-391-3245

From: **Matt Morgeson**
Company: Viacom Inc.
Phone: 212-846-4728
Fax: 212-602-0148

Date: January 11, 2005
Pages including this cover page: 18

Re: Shareholder Proposal

363014v1

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Matthew D. Morgeson
Vice President, Counsel
Corporate Transactions and Securities

Tel 212 846 4728
Fax 212 846 1433
email: matthew.morgeson@viacom.com

VIA FACSIMILE

VIACOM

January 11, 2005

Conrad B. MacKerron
Director
Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Re: Shareholder Proposal

Dear Mr. MacKerron:

We have received the shareholder proposal (the "Proposal") dated December 15, 2004 that you have submitted on behalf of Ellen Manchester to Viacom Inc. pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

As you may be aware, the SEC recently published a no-action letter granting a request submitted on behalf of Disney to exclude from its proxy materials a shareholder proposal that was identical to your Proposal (the only variation being the use of Disney specific statistics in the supporting statements). See *The Walt Disney Company* (December 7, 2004) no-action letter, a copy of which is attached for your reference. In its response to Disney, the Division of Corporation Finance agreed that the proposal was properly excludable under Rule 14a-8(i)(7) "as relating to [Disney's] ordinary business operations (i.e., the nature, presentation and content of programming and film production)."

Given this recent precedent, we are hoping that you will consider withdrawing your Proposal in advance of our submission of a no-action request to the SEC. If you wish to do so, we would appreciate hearing from you by Thursday, January 13th. My direct fax is (212) 602-0148.

We appreciate your interest in Viacom.

Very truly yours,



Matthew D. Morgeson
Vice President, Counsel

Attachment

cc: Michael D. Fricklas
Angeline C. Straka

467743

2004 SEC No-Act. LEXIS 865

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

December 7, 2004

[*1] The Walt Disney Company

TOTAL NUMBER OF LETTERS: 6

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

The proposal requests that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that Disney has released or distributed and any plans to minimize that impact in the future.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Disney relies.

Sincerely,

Mark F. Vilardo
Special Counsel

INQUIRY-1: WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
[*2]
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 2, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. et al. for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), in response to the December 1, 2004 letter from Paul M. Neuhauser to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") sponsored by the Sinsinawa Dominicans, Inc. (the "Sinsinawa Dominicans") and co-sponsored by Christus Health, the Dominican Sisters of Springfield Illinois, Catholic Healthcare West, As You Sow, Trinity Health, Congregation of Sisters of St. Agnes, Brethren Benefit Trust, Inc., the Catholic Equity Fund, and Bon Secours Health System, Inc. (together, with the Sinsinawa Dominicans, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed [*3] to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). A copy of Mr. Neuhauser's letter is attached hereto as Exhibit A (the "Sponsors' Second Letter").

In our October 15, 2004 letter (the "Request Letter") to the Division of Corporation Finance Staff (the "Staff") and our follow-up letter of November 30, 2004, we highlighted numerous clear and unambiguous no-action precedents supporting exclusion, pursuant to the ordinary business exemption of Rule 14a-8(i)(7), of proposals substantially identical to the Proposal. In particular, we noted that the recent decision to permit exclusion of a similar proposal in *Time Warner, Inc.* (February 6, 2004) demonstrates that the Sponsors' assertion--that "there have been seismic changes since the Staff's last examination of the issue in 1997--is simply wrong. The Sponsors do not dispute that application of the Staff's position in *Time Warner* supports exclusion of the Proposal. Rather, the Sponsors erroneously contend in the Sponsors' Second Letter that "in the *Time Warner* letter, the proponents brought no evidence of any change in circumstances to the attention of the Staff" [*4] and that the "Staff was unaware of the changes in medical knowledge." The Sponsors are mistaken. The *Time Warner* proposal provided extensive references to the post-1997 understanding of the harmful effects of smoking and the alleged relationship between movies and youth smoking. Indeed, the supporting statement of the proponents in *Time Warner* prominently discussed the precise Dartmouth study published in *The Lancet* in 2003 that is extensively relied upon by the Sponsors both in their Proposal and in the Sponsors' November 22, 2004 letter to the Staff. Further, the proponents in *Time Warner* also focused on the 1998 Master Settlement and the recommendations of the American Medical Association and the World Health Organization discussed and highlighted by the Sponsors. n1 In short, the Staff, in making its decision in *Time Warner* earlier this year, did not operate in the dark.

n1 In addition, in the letter submitting the proposal, the proponents in *Time Warner* explicitly stated that they were "concerned" about "recent studies" respecting the effect that movies purportedly have on the smoking habits of adolescents.

For the foregoing reasons and as further [*5] explained in the Request Letter and the Company's November 30, 2004 letter, the Company intends to exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7). n2 If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. In this regard, please do not hesitate to contact the undersigned at (212) 403-1205.

n2 We also reiterate the Company's position articulated in the Request Letter and the Company's November 30, 2004 letter that the Proposal may also be excluded pursuant to Rule 14a-8(i)(3).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

INQUIRY-2: WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 30, 2004

DELIVERED [*6] BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. et al. for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), in response to the November 22, 2004 letter from Paul M. Neuhauser on behalf of the Sinsinawa Dominicans, Inc., Christus Health, the Dominican Sisters of Springfield Illinois, Catholic Healthcare West, As You Sow, Trinity Health, Congregation of Sisters of St. Agnes, Brethren Benefit Trust, Inc., the Catholic Equity Fund, and Bon Secours Health System, Inc. (collectively, the "Sponsors") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Sponsors for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). A copy of the Sponsors' letter [*7] is attached hereto as Annex A (the "Sponsors' Response Letter").

On October 15, 2004, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials. The Sponsors' Response Letter is the Sponsors' response to the Request Letter.

We are of the view that the Sponsors' arguments, as set forth in the Sponsors' Response Letter, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2005 Proxy Materials for each of the reasons given in the Request Letter: Rules 14a-8(i)(7) and 14a-8(i)(3). The reasons for our conclusions in these regards are described in the Request Letter and further articulated below. In addition, we feel compelled to bring to the Staff's attention several items presented in the Sponsors' Response Letter.

I. The Proposal may be Excluded Because it Relates to the Company's Ordinary Business Operations

The Staff [*8] has consistently concurred in the exclusion of shareholder proposals nearly identical to the Proposal, on the basis that such proposals involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7). The Sponsors' Response Letter does not contest this fact. Instead, Mr. Neuhauser asks the Staff to "reverse its position" in this regard. The Staff is asked to take this extreme measure based on the allegation that "since 1997 there has been a seismic shift in the medical understanding" of the alleged causal relationship between movies and adolescent smoking, and the odd implication that this would in turn remove the Proposal from the realm of ordinary business operations. For the reasons explained below, any changes in medical attitudes between 1997 and today do not support the Staff's reversal of its clear position with respect to proposals like the one put forth by the Sponsors.

For one, this issue has *not* been dormant for seven years, as Mr. Neuhauser implies, but rather was considered by the Staff on nearly identical facts just a few months ago, and decided in the registrant's favor at that time. See Time Warner, Inc. (February 6, 2004). The Sponsors' Response [*9] Letter is quick to "acknowledge the fact that in 1997 the Staff ruled out a similar proposal on ordinary business grounds," in *The Walt Disney Company* (November 10, 1997). Strangely, however, the Sponsors' Response Letter completely overlooks *Time Warner, Inc.*, which was also discussed at length in our Request Letter, and in which the Staff very recently affirmed the position it expressed in *The Walt Disney Company* in this regard. In *Time Warner, Inc.*, the Staff agreed that a proposal that a committee of directors be formed "to review data linking tobacco use by teens with tobacco use in [the registrant's] youth-rated movies" and to "make appropriate recommendations to the Board" regarding new corporate policies in this regard could be omitted as related to the registrant's "ordinary business operations (*i.e.*, the nature, presentation and content of programming and film production)." The Sponsors' Proposal is nearly identical to the proposal at issue in *Time Warner, Inc.* As a result, in light of *Time Warner, Inc.*, and given that the dates of the medical reports cited in the Sponsors' Response Letter cannot support the notion that any "seismic shift" [*10] in medical opinion has taken place over the past nine months, Mr. Neuhauser's argument is wholly unpersuasive.

Moreover, the issue here is not whether there is a causal relationship between movies and adolescent smoking, but whether producing a report such as the one sought in the Proposal would interfere with the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7). The production and distribution of motion pictures and television programs constitutes one of the core lines of business of the Company and its subsidiaries, and the Company's policies with respect to the selection, production, content and manner of distribution of these products constitute an essential element of the conduct of these businesses. The Proposal, in its call for (i) a report regarding the impact on adolescent health arising from exposure to smoking in movies or other Company programming and (ii) a report on relevant corporate plans to minimize such impacts, improperly interferes with the Company's operation of its business, and is substantively identical to the proposal recently held excludable in *Time Warner, Inc.* pursuant to Rule 14a-8(i)(7). In short, *Time Warner, The* [*11] *Walt Disney Company* and the numerous other no-action letters cited in Part II of the Request Letter clearly support exclusion of the Proposal pursuant to Rule 14a-8(i)(7).

Accordingly, for the foregoing reasons and as further explained in the Request Letter, the Company intends to exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal may be Excluded Because it is Vague and Indefinite

A vague and indefinite proposal is excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (September 15, 2004). In the Request Letter, we gave specific examples of how the Proposal is vague and indefinite. The Sponsors' Response Letter makes no attempt to clarify the Proposal. Instead, it suggests that the Company's shareholders [*12] can simply vote on "the policy question" and, if the Proposal passes, the Board can implement it either by turning "to experts to design the study," or, in the alternative, by relying on "the Dartmouth study" cited in the Sponsors' Response Letter. Because the Sponsors themselves are not certain what they are seeking, and the goal of the Proposal is not clear on its face, the Proposal is vague and indefinite, and thus excludable. See Staff Legal Bulletin No. 14B (September 15, 2004); see also Eastman Kodak Company (March 3, 2003); Alcoa Inc. (December 24, 2002); Bristol-Myers Squibb Co. (February 1, 1999).

Accordingly, for the foregoing reasons and as further explained in the Request Letter, the Company intends to exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from [*13] its 2005 Proxy Materials. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205. If you can please fax any Staff response to the Request Letter to Roger Patterson of the Company at (818) 563-4160, we will ensure that the Staff response is immediately mailed by overnight courier to the Sponsors and faxed to Mr. Neuhauser at his fax number (914-349-6164).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

INQUIRY-3: PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

November 22, 2004

Via fax

Securities & Exchange Commission
450 Fifth Street, [*14] N.W.
Washington, D.C, 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (who own, in total, approximately 235,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and which has submitted a shareholder proposal to Disney, to respond to the letter dated October 15, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney contends that the Proponent's shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules [*15] 14a-8(i)(7) and 8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Disney's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to prepare a report on the health impact on adolescents arising from certain of the Company's actions.

RULE 14a-8(i)(7)

1.

We acknowledge the fact that in 1997 the Staff ruled out a similar proposal on ordinary business grounds. See The *Walt Disney Company* November 10, 1997). The Staff has subsequently reaffirmed that position, without however, reexamining the underlying question of whether, because of changes in the medical literature and the understanding of public health authorities, it is appropriate to change the Staff position. In this connection, we note that the Commission stated in Rel 34-40018 (May 21, 1998):

> From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division [*16] adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.

We believe that advances in medical research since 1997 should compel the Staff to reexamine its position and determine that the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7) because it raises an important policy issue.

2.

Smoking by adolescents is one of the most important health problems facing the United States. In August, 1999, the Center for Disease Control published its "Best Practices for Comprehensive Tobacco Control Programs". The Executive Summary begins as follows:

> Tobacco use is the single most preventable cause of death and disease in our society. Most people begin using tobacco in early adolescence, typically by age 16; almost all first use occurs before high school graduation. Annually, tobacco use causes more than 430,000 deaths and costs the Nation approximately $ 50- $ 73 billion in medical expenses alone... The goal [*17] of comprehensive tobacco control programs is to reduce disease, disability, and death related to tobacco use by
>
> . Preventing the initiation of tobacco use among young people.
> . Promoting quitting among young people and adults.
> . [final two objectives omitted.]

The concern that if the widespread death and other health problems caused by smoking is to be reduced, there must be a sharp reduction in adolescent smoking is also reflected in the fact that one of the key aspects of the $ 246 billion Master Settlement Agreement entered into in 1998 by the tobacco industry and the attorneys general of 46 states was the restriction on advertising to kids. In 1999 the National Conference of State. Legislators published a summary of the settlement. Its description of the substantive (non-financial or enforcement) provisions of the Settlement is as follows:

The Tobacco Settlement at a Glance

Public Health/Youth Access

Prohibits youth targeting in advertising, marketing and promotions by:

. Banning cartoon characters in advertising;

. Restricting brand-name sponsorships of events with significant youth audiences;

. Banning outdoor advertising;

. Banning [*18] youth access to free samples; and

. Setting minimum cigarette package size at 20 (sunsets 12/31/01).

Creates a National Foundation ($ 250 million over next 10 years) and a Public Education Fund ($ 1.45 billion between 2000-2003).

Changing Corporate Culture

. Requires the industry to make a commitment to reducing youth access and consumption.

. Disband tobacco trade associations .

. Restricts industry lobbying.

. Opens industry records and research to the public.

As can be seen, the substantive provisions deal almost exclusively with smoking by youth. There can be no doubt that smoking by youth and adolescents raises an important public policy issue. Consequently, shareholder proposals that address the issue, whether addressed to tobacco companies or to other companies that themselves CAUSE increases in youth and adolescent smoking, raise such important policy issues for the registrant as to preclude the application of Rule 14-8(i)(7) to such proposals.

3.

Movie companies are a causal factor in youth and adolescent smoking. Unlike media companies that passively accept advertising, films themselves are causally related to increases in [*19] youth smoking and consequently to death and disease.

A recent edition of the Center for Disease Control's Morbidity and Mortality Weekly Report discussed research on the incidence of smoking among high school students during the period 1991-2003. See 53 MMWR Weekly 499-503 (June 18, 2004). The Center for Disease Control report noted that at the outset of the Report that:

> Cigarette use is the leading preventable cause of death in the United States. One of the national health objectives for 2010 is to reduce the prevalence of current cigarette use among high school students to <16% (objective no. 27-2b).

The Report noted that although smoking among high-school students had declined, there were three factors, one of which was *"the frequency with which smoking is depicted in films"*, which "might have slowed the rate of decline in cigarette use among young persons". (Emphasis supplied.) The Report stated:

> Factors that might have slowed the rate of decline in cigarette use among young persons include 1) tobacco industry expenditures on tobacco advertising and promotion, which increased from $ 5.7 billion in 1997 to $ 11.2 billion in 2001; 2) reductions in Master Settlement [*20] Agreement funds used for tobacco-use prevention; and 3) the frequency with which smoking was depicted in films.

That smoking in films has a causal relationship to increases in youth smoking has been established in the medical literature.

The most significant evidence is from the Dartmouth longitudinal study, which tracked 3,500 adolescents from 1999 to 2001. The study, undertaken at the Dartmouth Medical School, found that, *after controlling for all other factors* related to teenage smoking initiation, the effect of exposure to smoking in movies is *strong* (on average, those who saw the most smoking on screen were three times as likely to start smoking as those who saw the least) and *dose-related* (i.e., directly proportional). As important for policy, the Dartmouth study also found that reducing adolescent exposure to smoking in movies had an equal and opposite effect on smoking initiation. The Abstract of the article, which appears in 362 The Lancet 281-285 (26 July 2003), reads as follows (for the connivance of the Staff, the complete article is attached as Exhibit A):

Abstract

Background Exposure to smoking in movies has been linked with adolescent smoking [*21] initiation in cross-sectional studies. We undertook a prospective study to ascertain whether exposure to smoking in movies predicts smoking Initiation.
Method We assessed exposure to smoking shown in movies in 3547 adolescents, aged 10-14 years, who reported in a baseline survey that they had never tried smoking. Exposure to smoking in movies was estimated for individual respondents on the basis of the number of smoking occurrences viewed in unique samples of 50 movies, which were randomly selected from a larger sample pool of popular contemporary movies. We successfully re-contacted 2603 (73%) students 13-26 months later for a follow-up interview to determine whether they had initiated smoking.
Findings Overall, 10% (n=259) of students initiated smoking during the follow-up period. In the highest quartile of exposure to movie smoking, 17% (107) of students had initiated smoking, compared with only 3% (22) in the lowest quartile. After controlling for baseline characteristics, adolescents in the highest quartile of exposure to movie smoking were 2.71 (95% CI 1.73--4.25) times more likely to initiate smoking compared with those in the lowest quartile. The effect of exposure [*22] to movie smoking was stronger in adolescents with non-smoking parents than in those whose parent smoked. In this cohort, 52.2% (30.0-.67.3) of smoking initiation can be attributed to exposure to smoking in movies.
Interpretation Our results provide strong evidence that viewing smoking in movies promotes smoking initiation among adolescents.

The first paragraph of the section entitled "Discussion" in the article describing the Dartmouth longitudinal study reads as follows:

> Our results suggest that viewing smoking in movies strongly predicts whether or not adolescents initiate smoking, and the effect increases significantly with greater exposure. Adolescents who viewed the most smoking in movies were almost three times more likely to initiate smoking than those with the least amount of exposure. The magnitude of this association is consistent with the results of our cross-sectional study of adolescents in New England, USA. It is also consistent with the results of other cross-sectional studies that have linked actor smoking with adolescent smoking and visual media exposure with high risk behaviour in adolescents.

Elsewhere, the article on the Dartmouth longitudinal study [*23] states (in the section entitled "Results"):

> ...Relative to the lowest quartile of movie smoking exposure, the risk for smoking initiation increased with each successive quartile of exposure (table 1). Although the relative risks were attenuated, the relation between exposure to movie smoking and smoking initiation remained significant after adjustment for all baseline covariates. Compared with the lowest exposure level, adolescents in the second, third and fourth quartiles were two to three times more likely to initiate smoking during follow-up (table 2)...
>
> Even after controlling for all other covariates, 52.2% (95% CI 30.0-67.3) of smoking initiation in this cohort can be attributed to exposure to smoking in movies. If the observed association with smoking initiation is assumed to be causal, reducing movie smoking exposure in this study to the lowest quartile would have reduced the proportion who initiated smoking during follow-up from 10.0% to 4.8%. Reducing movie exposure for all children by just one quartile (e.g., moving a child from the fourth to the third quartile) would correspond to an attributable risk reduction, of 21.4% (12.0-29.8), which would have reduced [*24] the proportion who initiated smoking in this study from 10.0% to 7.8%.
>
> Our simulation studies indicate it is unlikely that an unmeasured covariate was responsible for the association between exposure to movie smoking and smoking initiation....

The significance of the Dartmouth longitudinal study is described in, an accompanying commentary by Dr. Stanton A. Glantz (University of California) that also appeared in The Lancet (vol 362, pp 258-259). Dr. Glantz summary of the significance of the Dartmouth longitudinal study stated in part:

> There is already a strong case, from cross-sectional and experimental studies [footnotes omitted], that smoking in movies increases adolescent smoking. Suchstudies, whilst important, always suffer from the limitation that they represent a snapshot in time that might miss some important factor. Longitudinal studies, which follow up people over time and monitor changes in smoking behaviour while

simultaneously measuring exposure (to movies showing smoking, in this case), provide the strongest evidence for causality that can be obtained in a population-based study.

This association between smoking in movies and increased rates of smoking by [*25] adolescents makes the report in this issue of The Lancet by Madeline Dalton and colleagues especially important. These investigators provide the strongest and most convincing evidence to date that smoking in movies promotes initiation of smoking in adolescents, and show that this effect is very large. After controlling for a wide variety of other effects--grade in school, sex, school, friend smoking, sibling smoking, parent smoking, receptivity to tobacco promotions, school performance, sensation-seeking propensity, rebelliousness, self esteem, parents education, authoritative parenting, and perception of parental disapproval of smoking--52.2% of smoking initiation in the 10-14-year-olds that were studied was attributed to seeing smoking in movies.

This effect is stronger than the effect of traditional cigarette advertising and promotion, which accounts for "only" 34% of new experimentation, probably because, as the tobacco industry has known for decades, the subliminal effects of smoking in movies is a more powerful force than overt advertising.

Smoking in movies nearly triples the relative risk that an adolescent will start smoking. This number, however, does not tell the whole [*26] story. Like cigarette advertising and promotion, the effects of smoking in movies are strongest in children whose parents are the best role models. Children of non-smoking parents who are in the top quartile of exposure to smoking in movies are 4.1 times as likely to smoke as those in the lowest exposure quartile. This effect is substantially stronger than the increase by 1.6 times between these two exposure groups in children of smoking parents.

Thus smoking in movies is having a major effect on health. In the USA, about 2050 adolescents (age 12-17) start smoking every day and about 32% of these people--660 a day--will die prematurely because of smoking. Assuming that the 52.2% attributable risk observed by Dalton and colleagues applies to this whole group, smoking in movies is responsible for addicting 1070 U.S. adolescents to tobacco every day, 340 of whom will die prematurely as a result. [Last sentence as corrected in 363 The Lancet # 9404 (16 January, 2004).]

The good news is that the effect of smoking in movies shows a clear dose-response relation. So, as Dalton end colleagues note, reducing the exposure to smoking in movies will reduce the effect on smoking and death. [*27] This goal could be accomplished easily by simply including smoking (or other tobacco promotions, such as appearance of cigarette billboards) as a reason, for rating movies as "adult content", an "R" rating (children under 17 not admitted without a parent) in the USA. In the sample of movies in Dalton's study, about 60% of the total exposure to smoking in movies was in youth-rated films (G, PG, and PG-13 in the USA; J Sargent, personal communication). Eliminating smoking in these movies would reduce the exposure by about 800 occurrences, more than a one-quartile drop in exposure, which would reduce the effect of smoking in movies by about half. Put another way, an R rating for smoking in movies would prevent about 535 adolescents from starting to smoke and ultimately extend 170 lives every day... [Last sentence as corrected in 363 The Lancet #9404.]

...the work by Dalton and colleagues, together with the earlier research in this area, strongly indicates that pushing for policy changes to reduce youth exposure to smoking in movies will have a rapid and substantial effect on youth smoking--and the subsequent disease and death smoking causes...

The Dartmouth longitudinal study, as [*28] well as other studies showing a similar association of the onset of smoking behavior with the depiction of smoking in movies, has led to widespread calls on the movie industry to decrease the incidence of smoking in films with large youth or adolescent audiences. For example, the EU Health Minister was quoted on Bloomberg (October 22, 2004) as saying that the European Union should not allow children to see movies or television programs in which people smoke cigarettes.

The Dartmouth study does not stand-alone. Other studies reaching similar conclusion, all published subsequent to the Staff's 1997 ruling, include:

Sargent, J.D., Beach, M.L. et al, Effect of Parental R-Rated Movie Restriction on Adolescent Smoking Initiation: A Prospective Study, 114 Pediatrics 149 (2004). (See Abstract of the article, attached as Exhibit B.)

Distefan, J.M., Pierce, J.B., Gilpin, E.A., Do Favorite Movie Stars Influence Adolescent Smoking Initiation, 94 American Journal of Public Health 1239 (2004). (See Abstract of the article, attached as Exhibit C.)

Sargent, J.D., Dalton, M.A. et al, Modifying Exposure to Smoking Depicted in Movies: A Novel Approach to Preventing Adolescent Smoking, 157 Archives [*29] of Pediatric Adolescent Medicine 643 (2003). (See Abstract of the article, attached as Exhibit D.)

Dalton, M.A., Tickle, J.J. et al, The Incidence and Context of Tobacco Use in Popular Movies from 1988 to 1997, 34 Preventative Medicine 516 (2002).

Sargent, J.D., Dalton, M.A. et al, Viewing Tobacco Use in Movies: Does it Shape Attitudes that Mediate Adolescent Smoking?, 22 American Journal of Preventative Medicine 137 (2002).

Sargent, J.D., Beach, M.A. et al, Effect of Seeing Tobacco Use in Films on Trying Smoking Among Adolescents: Cross Sectional Study, 323 British Medical Journal 1394 (2001).

The American Medical Association has recognized the impact and importance of these studies. In 2002, the American Medical Association stated (see Exhibit E, letter from the CEO of the AMA):

> We agree that the use of smoking in movies is often gratuitous, serving no purpose but to glamorize and inappropriately reinforce smoking as a desirable behavior. This is particularly problematic as it applies to youth, since *smoking in movies has been shown in several studies to be a risk factor for initiation of smoking by adolescents.* (Emphasis supplied.)

Numerous public health authorities [*30] have called on the movie industry to change their rating system to restrict smoking to movies rated as R, including the Department of Health Services of California, the AMA, the Los Angeles County Department of Public Health, the State of New York and the World Health Organization. (See Exhibit F.)

Finally, it should be noted that in 2003 the World Health Organization made the issue of the effect of smoking in movies on adolescents one of the dual themes of its World No Tobacco Day, stating:

> World No Tobacco Day 2003 will focus on the role of the world of fashion and film in fostering a worldwide epidemic and urge them to stop being used as vehicles of death and disease.

In a letter dated 11 September 2002, WHO stated (see Exhibit G):

> Smoking in the movies is a major problem worldwide because it represents such a powerful promotional force for tobacco use. It not only encourages children to begin smoking but helps reinforce tobacco industry marketing images that smoking is a way to increase your social status as adults. The American motion picture industry plays a crucial role in creating this problem because of the worldwide reach of the movies it makes and its role [*31] as an exemplar for other filmmakers.

5.

In summary, since 1997 there has been a seismic shift in the medical understanding of the role that motion pictures play in causing adolescents to initiate smoking. This understanding has been expressed in the medical literature and has been reflected in the reactions of the Center for Disease Control, the AMA, the WHO and other public heath bodies, all of which now recognize that the movie industry has a major role in causing death and disease. Indeed, 52.2% of smoking initiation by adolescents can be directly attributed to their exposure to smoking in movies. As a consequence of this initiation resulting from exposure to smoking in movies, approximately 342 adolescents per day are condemned to a shorter life span and will die from smoking. As indicated in the literature, movies have a stronger influence on smoking initiation than does advertising by the tobacco industry.

Smoking in movies is a cause of smoking and therefore of death and disease. Nor is that causation "but for causation", as would be the case with retailers who sell tobacco products. The medical studies establish that, to the exclusion of all other factors and excluding [*32] the possibility of unknown variables, not only that smoking in movies has a strong and direct correlation with smoking initiation by adolescent viewers, but that this effect is dose-related (i.e. that smoking initiation is proportional to the exposure to smoking in the movies).

We note that if the Staff were to reverse its position and hold that the Proponents' shareholder proposal is not excludable as a matter of ordinary business that such a ruling would have no effect on other rulings such as that shareholder proposals to tobacco retailers are excludable under Rule 14a-8(1)(7). Unlike the situation of but for causation with retailers, the depiction of smoking in movies causes teenagers to start smoking Indeed, it is THE major (52.2%) cause of smoking initiation by adolescents.

Finally, there should be no worry that the Proponents' shareholder proposal impacts free speech, since it merely requests the Company to initiate a study.

In conclusion, the advances in medical understanding since 1997 compels a reexamination of the Staff decisions with respect to shareholder proposals dealing with smoking in movies and, following such reexamination, a reversal of the Staff position to [*33] reflect "changing societal views".

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

Apparently the Company does not have much confidence in its Rule 14a-8(i)(3) argument, since the argument is relegated to a footnote, Nor is this lack of confidence misplaced.

The argument is without substance. Apparently the Company believes that a shareholder proposal, in order to avoid being vague must design the study, including whether it is a longitudinal study or not as well as how to control for any unknown factors. We submit that (aside from the fact that to be so specific must cause the proposal to run afoul of Rule 14a-8(1)(7)) no such specificity is required by the Rule. Shareholders will be quite aware of the policy question on which they are being asked to vote and the Board should have no difficulty in implementing the resolution if passed, since they have ready access to experts to design the study (or they could choose to rely on the Dartmouth study already completed and referred to earlier in this letter). As for the further argument by the Company that it is unclear what "impacts" should be the focus [*34] of the study, we suggest that the Company read the remainder of the phrase where it will uncover the fact the impacts referred to axe those that impact health and result from smoking. Finally, we note that the three no-action letters referred to by the Company are totally inapposite since they involved shareholder proposals that failed to specify what was being requested (e.g., pro-ration of compensation without any indication of what that meant in a resolution calling for a cap on salary; a reference to "these standards" that had no antecedent; and a proposal that the registrant not cannibalize the bodies of unborn children).

In short, the both the shareholders and the Board of Disney will know with reasonable certainty what actions should be taken to implement the Proponents' shareholder proposal. Consequently, that proposal is not vague and misleading within the meaning of Rule 14a-8(i)(3).

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned [*35] at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-4: PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

November 22, 2004

Via fax

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (who own, in total, approximately 235,000 [*36] shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and which has submitted a shareholder proposal to Disney, to respond to the supplemental letter dated November 30, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney reiterates its view that the Proponents' shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rules 14a-8(i)(7) and 8(i)(3).

We believe that only one point need be made in response to the Company's November 30 letter. The Company claims that circumstances have not changed since the Staff ruling last year in *Time Warner, Inc.* (February 6, 2004). However, that is the wrong point in time from which to measure. There have been seismic changes since the Staff last examination of the issue in 1997. In the *Time Warner* letter, the proponents brought no evidence of any change in circumstances to the attention of the Staff. Since the Staff was unaware [*37] of the changes in medical knowledge, it, not surprisingly, and without reexamination of the underlying issue, reaffirmed its 1997 ruling. The measuring point from which one must look at social and medical developments is therefore 1997, not February, 2004.

In conclusion, we again request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-5: WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by [*38] Sinsinawa Dominicans, Inc., et al., for Inclusion in the 2005 Proxy Statement of The Walt Disney Company

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") sponsored by Sinsinawa Dominicans, Inc. (the "Sinsinawa Dominicans") and co-sponsored by Christus Health, the Dominican Sisters of Springfield Illinois, Catholic Healthcare West, As You Sow, Trinity Health, Congregation of Sisters of St. Agnes, Brethren Benefit Trust, Inc., the Catholic Equity Fund, and Bon Secours Health System, Inc. (together with the Sinsinawa Dominicans, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Sponsors of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division [*39] of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I. The Proposal Presented by the Sponsors

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

II. The Proposal May Be Excluded Because It Relates to the Company's Ordinary Business Operations

The Proposal directly concerns the content of [*40] certain of the Company's products. The production and distribution of motion pictures and television programs (including the distribution of motion pictures and television programs acquired from third parties) constitutes one of the core lines of business of the Company and its subsidiaries. Through various film divisions, the Company and its subsidiaries produce, acquire and distribute motion pictures in the domestic and international theatrical and home video markets. Company subsidiaries are also engaged in the production and domestic and international distribution of television programming, as well as network and cable television operations. The Company's policies with respect to the selection, production, content and manner of distribution of these products constitute an essential element of the conduct of these businesses.

We believe the Company's conclusion that this Proposal may be omitted is consistent with the Staff's often-stated view that proposals relating to the content, sale, distribution or manner of presentation of particular products involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). A few years ago, [*41] the Company was faced with a very similar proposal, calling for a report on the "ways tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking." In *The Walt Disney Company* (November 10, 1997), the

Staff agreed that the Company had basis to omit such proposal because it related to "the Company's ordinary business operations i.e., the nature, presentation and content of programming and film production)." The Staff reiterated this view several months ago in *Time Warner, Inc.* (February 6, 2004). There, the Staff agreed that a proposal that a committee of directors be formed "to review data linking tobacco use by teens with tobacco use in [the registrant's] youth-rated movies" and to "make appropriate recommendations to the Board" regarding new corporate policies in this regard could be omitted as related to the registrant's "ordinary business operations (i.e. , the nature, presentation and content of programming and film production)." n1

n1 The list of similar shareholder proposals that the Staff has agreed registrants had basis to omit because they involved "ordinary business operations" goes on. In Times Mirror Company (January 16, 1996), for example, the Staff agreed that the registrant could exclude a shareholder proposal calling upon it to "become proactive in [its] policy to stop youth from smoking" by, among other things, adopting certain policies with respect to cigarette advertising in the company's publications and dedicating revenues to a national anti-smoking advertising campaign. Similarly, in Time Warner, Inc. (January 18, 1996), the Staff agreed with the exclusion of a proposal calling on the registrant to implement elements of a government proposal regarding cigarette advertising, recognizing that the nature, presentation and content of advertising related to the conduct of the registrant's ordinary business operations. The proposal in Gannett Co., Inc. (March 18, 1993) also related to the depiction of smoking and its potential influence on the public. In that case, the resolution called for (i) a report researching and evaluating "consumer perceptions of cigarette advertisements placed on Gannett billboards and in Gannett newspapers," including, among other things, whether "children perceive models [advertising] popular brands to be under 25" or "identify with any cartoon characters" used in such ads and (ii) new policies the registrant could adopt in that regard. The Staff agreed that this proposal related to the "nature, presentation and content of news and advertising" and so could be omitted. [*42]

The Company believes that the present Proposal, in its call for (i) a report regarding the impact on adolescents of the Company's depiction of smoking in certain of its films and television programs and (ii) a report on relevant corporate plans to minimize such impact, is substantively identical to the recent Time Warner, Inc. proposal and, in any event, falls squarely within the above line of no-action letters and, as such, it is properly excludable under Rule 14a-8(i)(7).

Accordingly, based upon Rule 14a-8(i)(7), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7). n2

n2 The Proposal is also vague and indefinite and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (September 15, 2004). See also Eastman Kodak Company (March 3, 2003); Alcoa Inc. (December 24, 2002); Bristol-Myers Squibb Co. (February 1, 1999). Specifically, it is unclear what "impacts" should be the focus of the report called for by the Proposal. In addition, does the Proposal seek a report on the impacts on the health of adolescents who smoke currently or of adults who smoked as adolescents, or a longitudinal study of adolescents who currently smoke? Another problem with the Proposal is that it is silent, and hence vague and excludable under Rule 14a-8(i)(3), about how to separate out the potential effects of the Company's programming from the effects of various other social and environmental factors, including movies and shows released or distributed by the Company's competitors.

[*43]

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

ATTACHMENT 1

CHRISTUS
Health[R]

2600 North Loop West
Houston, TX 77092
Tel 713.681.8877
September 27, 2004

Michael D. Eisner, CEO
Disney (Walt) Company
500 South Buena Vista Street
Burbank, CA 91521-9722

Dear Mr. Eisner:

CHRISTUS Health looks for social and environmental as well as financial accountability in its investments. [*44] We are particularly concerned about teens, movies and tobacco and the scientific evidence indicating that the more exposure to on-screen smoking adolescents receive in films (whether view in theaters, broadcast, or digital media) the more likely they are to start smoking.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by Sinsinawa Dominicans, Inc., Sr. Regina McKillip, OP. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $ 2,000 worth of common stock in Disney (Walt) Company. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Sr. Regina McKillip of Sinsinawa [*45] Dominicans, Inc., if you believe that dialogue might be helpful. Her telephone number is (708) 366-6244 or she may be reached by email at Opjustice@aol.com

Yours truly,

Donna Meyer, Ph.D.
System Director-Community Health

ATTACHMENT 2

HEALTH IMPACTS

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

. A study by Dartmouth Medical School researchers (*The Lancet,* 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.

. Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other [*46] factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.

. However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 35% of its PG-rated movies, 88% of its PG-13 movies, and 92% of its R-rated movies included smoking.

. A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, [*47] the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Matthew D. Morgeson
Vice President, Counsel
Corporate Transactions and Securities

Tel 212 846 4728
Fax 212 846 1433
email: matthew.morgeson@viacom.com


RECEIVED
2005 FEB 28 PM 5:
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
VIACOM

VIA AIRBORNE EXPRESS

February 25, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

Kindly acknowledge receipt of the enclosed documents by date-stamping the attached copy of the letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Matthew D. Morgeson
Vice President, Counsel

Encl.

471677v1

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
email: michael.fricklas@viacom.com

VIACOM

VIA AIRBORNE EXPRESS

February 25, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

On January 24, 2005, Viacom Inc. (the "Company") filed a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by the As You Sow Foundation ("As You Sow") from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders. This letter is to inform you that As You Sow has withdrawn the Proposal. A copy of the letter withdrawing the Proposal is enclosed. Accordingly, the Company is withdrawing its no-action request.

The Company is simultaneously sending a copy of this letter and the enclosure to As You Sow.

If you have any questions regarding this letter or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,



Michael D. Fricklas

Encl.

471657v1



As You Sow

A Foundation Planting Seeds for Social Change

311 California St., Suite 510, San Francisco, CA 94104 — Phone (415) 391-3212 — Fax (415) 391-3245

Facsimile Cover Sheet

Date **2-23-05**

To/Fax **Alison Gray/Matt Morgeson**
Viacom

From **Conrad MacKerron**

Total pages being transmitted, including cover page 3

CONFIDENTIALITY NOTICE

212-602-0148



As You Sow

A Foundation Planting Seeds for Social Change

Tel: (415) 391-3212 Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

February 23, 2005

Alison Gray
Counsel
Corporate Transactions and Securities
Viacom
1515 Broadway
New York, N.Y. 10036

Dear Ms Gray:

I hereby withdraw from consideration the attached shareholder proposal filed with the company Dec. 15, 2004 by As You Sow Foundation on behalf of Ellen Manchester, a shareholder of Viacom stock. Ms. Manchester gave us authority over the disposition of the proposal.

Last year at this time I wrote a similar letter withdrawing the proposal and stating my hope that management would be open to discussing the important issue of data indicating a direct relationship between tobacco use in movies and tobacco use among teenagers watching those movies. We are withdrawing this year not because of any fruitful dialogue but on advice of counsel that the resolution will be allowed to be omitted by the SEC. It is disappointing that I have heard absolutely nothing from anyone at Viacom on this matter in the past year.

I am renewing my request for someone at Viacom to address concerned shareholders on this matter at your earliest possible convenience.

Sincerely,

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

Attachment

cc: Ellen Manchester



VIACOM / PARAMOUNT PICTURES
HEALTH IMPACTS ON YOUTH WATCHING SMOKING IN OUR MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 50% of its PG-rated movies, 82% of its PG-13 movies, and 83% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.